[Sybase Letterhead]
August 12, 2005
Ms. Maryse Mills-Apenteng
Securities and Exchange Commission
Division of Corporation Finance
1000 F. Street NW
Room 4561
Washington, DC 20549

Re:	Sybase, Inc. Form S-3 Registration Statement, file number 333-124768, filed May 10, 2005, Amendment No. 2 filed August 12, 2005

ACCELERATION REQUEST
Requested Date:	August 15, 2005
Requested Time:	4:30 p.m., Eastern Daylight Time
Ladies and Gentlemen:
Sybase, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that the Registration Statement will be declared effective by the Commission as of 4:30 p.m. Eastern Daylight Time on August 15, 2005, or as soon thereafter as practicable. If you have any questions, please call me at (925) 236-5305.
Please advise me when the order permitting such Registration Statement to become effective is issued.

Sincerely,

SYBASE, INC.

By:	/s/ Dan Cohen

Dan Cohen Corporate Counsel